UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-QSB

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-12818

SURETY CAPITAL CORPORATION
(Exact name of registrant issuer as specified in its charter)

POST OFFICE BOX 1778,  FORT WORTH, TEXAS 76101 (817) 850-9800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
Preferred Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	-	Rule 12h-3(b)(1)(i)	-
Rule 12g-4(a)(1)(ii)	X	Rule 12h-3(b)(1)(ii)	-
Rule 12g-4(a)(2)(i)	-	Rule 12h-3(b)(2)(i)	-
Rule 12g-4(a)(2)(ii)	-	Rule 12h-3(b)(2)(ii)	-
		Rule 15d-6	-

Approximate number of holders of record as of the certification or notice date: 431

Pursuant to the requirements of the Securities Exchange Act of 1934, Surety Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2006	/s/ Richard Abrams
Name: Richard Abrams Title: Chairman, Chief executive Officer